GRAVITY CO., LTD. and Subsidiaries

Consolidated Financial Statements

For the Years Ended December 31, 2025 and 2024

(With Independent Auditor’s Report Thereon)

Contents

Page

Independent Auditor’s Report    1
Consolidated Financial Statements
Consolidated Statements of Financial Position    3
Consolidated Statements of Comprehensive Income    5
Consolidated Statements of Changes in Equity    6
Consolidated Statements of Cash Flows    7
Notes to the Consolidated Financial Statements    8

Independent Auditor’s Report
English Translation of a Report Originally Issued in Korean

To the Board of Directors and Shareholders of Gravity Co., Ltd.:

Opinion
We have audited the consolidated financial statements of Gravity Co., Ltd. and its subsidiaries (collectively referred to as the ”Group”), which comprise the consolidated statements of financial position as at December 31, 2025 and 2024, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.
In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2025 and 2024, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).
Basis for Opinion
We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
Other Matter
Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.
Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.
In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.
Those charged with governance are responsible for overseeing the Group’s financial reporting process.
Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements
Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:
∙Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.
∙Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.
∙Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.
∙Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.
∙Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.
∙Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.
We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Samil PricewaterhouseCoopers

Seoul, Korea
March 19, 2026

This report is effective as of March 19, 2026, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position

As of December 31, 2025 and 2024

(In thousands of won)	Notes		December 31, 2025	December 31, 2024

Assets
Current assets
Cash and cash equivalents	5,6,23	~~W~~	203,599,414	228,898,026
Short-term financial instruments	623		415,033,514	324,304,040
Accounts receivable, net	6,7,14,23		56,318,021	81,152,458
Other receivables, net	6,7,23		2,904,339	1,572,182
Prepaid expenses	14		13,765,956	8,115,292
Other current financial assets	623		4,332,769	6,601,519
Other current assets			2,558,461	2,966,272
			698,512,474	653,609,789
Non-current assets
Property and equipment, net	822		10,770,421	9,957,086
Intangible assets, net	9		7,156,933	7,056,548
Other non-current financial assets	623		3,811,881	1,766,588
Other non-current assets	10		15,201,009	8,451,443
Deferred tax assets	19		7,209,145	5,617,488
			44,149,389	32,849,153
Total assets		~~W~~	742,661,863	686,458,942

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Financial Position, Continued

As of December 31, 2025 and 2024

(In thousands of won)	Notes		December 31, 2025	December 31, 2024

Liabilities
Current liabilities
Accounts payable	623	~~W~~	61,926,877	67,929,911
Deferred revenue	14		21,500,469	26,760,732
Withholdings			1,654,977	1,587,759
Accrued expenses	623		2,596,933	2,651,426
Income tax payable	19		4,633,281	6,507,227
Other current liabilities	62,223		3,717,779	3,211,752
			96,030,316	108,648,807
Non-current liabilities
Long-term accounts payable	623		622,745	220,108
Long-term deferred revenue	14		409,752	2,571,862
Other non-current liabilities	62,223		6,495,937	5,361,025
Deferred tax liabilities	19		1,736,352	1,293,681
			9,264,786	9,446,676
Total liabilities		~~W~~	105,295,102	118,095,483

Equity
Equity attributable to owners of the Parent Company
Share capital	113		3,474,450	3,474,450
Capital surplus	13		26,979,361	26,979,361
Other components of equity	13		25,523,046	23,800,551
Retained earnings	13		580,881,573	513,417,859
Non-controlling interest			508,331	691,238
Total equity			637,366,761	568,363,459
Total liabilities and equity		~~W~~	742,661,863	686,458,942

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Comprehensive Income

For the years ended December 31, 2025 and 2024

(In thousands of won, except per share amounts)	Notes		2025	2024

Revenues	142,425
Online games		~~W~~	90,338,734	76,989,131
Mobile games			455,234,899	405,675,976
Other revenue			14,973,812	18,180,013
			560,547,445	500,845,120
Cost of revenues	15		364,267,566	306,903,066
Gross profit			196,279,879	193,942,054
Selling, general and administrative expenses	1,516		117,250,377	107,753,364
Operating profit	24		79,029,502	86,188,690
Non-operating income and expenses
Finance income	617		24,598,991	30,888,989
Finance costs	617		(11,056,235)	(9,925,670)
Other non-operating income	18		312,765	788,898
Other non-operating expenses	18		(1,946,360)	(1,593,873)
Profit before income tax expense			90,938,663	106,347,034
Income tax expense	19		23,629,334	21,444,826
Profit for the year		~~W~~	67,309,329	84,902,208

Profit (loss) attributable to:
Owners of the Parent Company		~~W~~	67,463,714	84,919,277
Non-controlling interests			(154,385)	(17,069)

Other comprehensive income
Items that are or may be reclassified subsequently to profit or loss			1,670,895	19,825,684
Foreign currency translation adjustments			1,705,016	19,768,017
Non-controlling interest in foreign currency translation adjustment			(34,121)	57,667
Items that will not be reclassified to profit or loss			23,076	23,954
Remeasurement of defined benefit liabilities			17,478	15,999
Non-controlling interest in remeasurement of defined benefit liabilities			5,598	7,955
Total comprehensive income for the year		~~W~~	69,003,300	104,751,846

Total comprehensive income (loss) attributable to:
Owners of the Parent Company		~~W~~	69,186,208	104,703,293
Non-controlling interests			(182,908)	48,553

Earnings per share attributable to the equity holders of the Parent Company
Basic earnings per share (in won)	20	~~W~~	9,709	12,221
Diluted earnings per share (in won)	20	~~W~~	9,709	12,221

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Changes in Equity

For the years ended December 31, 2025 and 2024

(In thousands of won)		Equity attributable to owners of the Parent Company
Notes		Share capital	Capital surplus	Other components of equity	Retained earnings	Sub total	Non-controlling interests	Total equity

Balance at January 1, 2024	~~W~~	3,474,450	27,098,264	4,016,535	428,498,582	463,087,831	640,131	463,727,962
Profit for the year		-	-	-	84,919,277	84,919,277	(17,069)	84,902,208
Remeasurements of defined benefit liabilities		-	-	15,999	-	15,999	7,955	23,954
Foreign currency translation adjustments		-	-	19,768,017	-	19,768,017	57,667	19,825,684
Transactions with Owners:
Capital contribution from non-controlling interests		-	(13,001)	-	-	(13,001)	(3,008)	(16,009)
Transactions with non-controlling interests		-	(105,902)	-	-	(105,902)	5,562	(100,340)
Balance at December 31, 2024	~~W~~	3,474,450	26,979,361	23,800,551	513,417,859	567,672,221	691,238	568,363,459

Balance at January 1, 2025	~~W~~	3,474,450	26,979,361	23,800,551	513,417,859	567,672,221	691,238	568,363,459
Total comprehensive income:
Profit for the year		-	-	-	67,463,714	67,463,714	(154,385)	67,309,329
Remeasurements of defined benefit liabilities		-	-	17,479	-	17,479	5,598	23,077
Foreign currency translation adjustments		-	-	1,705,016	-	1,705,016	(34,120)	1,670,896
Balance at December 31, 2025	~~W~~	3,474,450	26,979,361	25,523,046	580,881,573	636,858,430	508,331	637,366,761

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Consolidated Statements of Cash Flow

For the years ended December 31, 2025 and 2024

(In thousands of won)	Notes		2025	2024

Cash flows from operating activities
Profit for the year		~~W~~	67,309,329	84,902,208
Adjustments	21		24,140,164	14,492,995
Changes in operating assets and liabilities	21		(5,376,285)	(3,821,168)
Interest received			16,550,426	15,053,915
Interest paid			(271,969)	(130,027)
Income taxes paid			(26,259,448)	(31,942,749)
Net cash provided by operating activities			76,092,217	78,555,174

Cash flows from investing activities
Decrease in other current financial asset			8,333	6,667
Proceeds from disposal of property and equipment	8		1,503	6,673
Decrease in other non-current financial assets			44,211	8,496
Increase in short-term financial instruments			(89,633,165)	(42,264,550)
Purchase of property and equipment	8		(1,055,422)	(613,947)
Purchase of intangible assets	9		(5,266,047)	(4,147,357)
Increase in other non-current financial assets			(751,076)	(30,374)
Net cash used in investing activities			(96,651,663)	(47,034,392)

Cash flows from financing activities
Repayment of lease liabilities	22		(4,514,664)	(4,525,288)
Cost of issuing shares of subsidiaries			-	(16,009)
Acquisition of non-controlling interests			-	(100,339)
Net cash used in financing activities			(4,514,664)	(4,641,636)

Effects of exchange rate changes on cash and cash equivalents			(224,502)	17,937,065
Net increase (decrease) in cash and cash equivalents			(25,298,612)	44,816,211
Cash and cash equivalents at beginning of the year			228,898,026	184,081,815
Cash and cash equivalents at end of the year		~~W~~	203,599,414	228,898,026

See accompanying notes to the consolidated financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
1. General Information
(1) The Parent Company
GRAVITY CO., LTD. (“the Parent Company”) was incorporated on April 4, 2000, to engage in developing and publishing online and mobile games, and other related business. The Parent Company’s headquarter is located at 15F, 396 World Cup buk-ro, Mapo-gu, Seoul, Korea. The Parent Company’s principal game product, “Ragnarok”, a massive multi-player online role-playing game, was commercially launched in August 2002, and currently operated internationally in 91 markets. The Parent Company also operates many other games.
On February 8, 2005, the Parent Company listed its shares on the Nasdaq Stock Market in the United States, and issued 1,400,000 shares of common stocks in the form of American Depositary shares (“ADSs”) under the symbol “GRVY”.
As of December 31, 2025, the Parent Company’s total paid-in capital amounts to ~~W~~3,474,450 thousand. The Parent Company’s major shareholders and their respective percentage of ownership as of December 31, 2025 are as follows:

	Number of shares	Ownership (%)
GungHo Online Entertainment, Inc.	4,121,737	59.31
Others	2,827,163	40.69
	6,948,900	100.00
(2) Consolidated subsidiaries
Details of the consolidated subsidiaries as of December 31, 2025 and 2024 are as follows:

				Percentage of ownership (%)
Subsidiaries	Location	Main business	Fiscal year end	December 31, 2025	December 31, 2024
Gravity Interactive, Inc.	USA	Online and mobile game services	December	100	100
Gravity NeoCyon, Inc. (*)	Korea	Mobile Game Development and Service	December	100	100
Gravity Communications Co., Ltd.	Taiwan	Online and mobile game services	December	100	100
PT. Gravity Game Link.	Indonesia	Online and mobile game services	December	70	70
Gravity Game Tech Co., Ltd.	Thailand	Online and mobile game services	December	100	100
Gravity Game Arise Co., Ltd.	Japan	Online and mobile game services	December	100	100
Gravity Game Hub PTE., Ltd.	Singapore	Online and mobile game services	December	100	100
Gravity Game Vision Limited.	Hong Kong	Online and mobile game services	December	100	100
Gravity Game Unite SDN. BHD.	Malaysia	Online and mobile game services	December	100	-

(*) Gravity Game Unite SDN. BHD was established in March 2025 and was included as a subsidiary for the year ended December 31, 2025.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
1. General Information, Continued
(3) Condensed financial information of subsidiaries as of and for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	42,811,520	29,821,998	193,942,577	2,016,809
Gravity NeoCyon, Inc.		14,586,231	3,380,018	18,287,248	487,256
Gravity Communications Co., Ltd.		33,271,379	8,164,808	45,735,096	5,846,620
PT. Gravity Game Link.		2,429,974	735,538	2,961,141	(514,617)
Gravity Game Tech Co., Ltd.		66,438,880	12,474,843	46,040,690	9,776,017
Gravity Game Arise Co., Ltd.		11,527,830	5,729,683	14,995,225	(2,513,369)
Gravity Game Hub PTE., Ltd.		52,912,619	9,761,767	74,135,929	1,346,603
Gravity Game Vision Limited		51,911,717	19,013,461	94,875,222	11,296,112
Gravity Game Unite SDN. BHD.		945,080	431,236	28,194	(265,995)

(*1) Amounts before eliminating intercompany transactions.

(In thousands of won)		2024
Subsidiaries		Total assets(*)	Total liabilities(*)	Revenues(*)	Profit (loss) for the period(*)
Gravity Interactive, Inc.	~~W~~	28,078,172	16,855,468	39,938,248	73,691
Gravity NeoCyon, Inc.		15,000,011	4,281,053	20,315,748	1,771,492
Gravity Communications Co., Ltd.		27,121,263	6,687,225	35,188,837	1,754,375
PT. Gravity Game Link.		2,693,086	366,844	1,475,922	(50,963)
Gravity Game Tech Co., Ltd.		72,122,833	23,779,945	48,771,433	6,860,364
Gravity Game Arise Co., Ltd.		7,712,161	1,192,327	5,574,326	(6,237,282)
Gravity Game Hub PTE., Ltd.		68,727,648	13,683,947	89,256,880	13,815,260
Gravity Game Vision Limited.		72,467,900	26,755,643	160,067,411	21,945,899

(*1) Amounts before eliminating intercompany transactions.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
2. Basis of Presentation
The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Stock Companies, Etc. in the Republic of Korea. The accompanying consolidated financial statements have been restructured and translated into English from the Korean language financial statements.
Certain information attached to the Korean language financial statements, but not required for a fair presentation of the Gravity Co., Ltd. and its subsidiaries (the "Group") financial position, financial performance or cash flows, is not presented in the accompanying consolidated financial statements.
These consolidated financial statements were authorized for issuance by the Board of Directors on March 6, 2026, and are expected to be submitted for approval at the shareholders’ meeting to be held on March 27, 2026.

(1) Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis.
(2) Use of judgments and estimates
The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.
The estimates and assumptions that have significant risk of affecting the carrying amounts of assets and liabilities for the reporting period are as follows:
(a) Deferred revenue
The Group sells virtual currency and paid content that game users can use in mobile games. To recognize revenue generated from game users' microtransactions, the Group estimates and applies the game users' life cycle. The game user life cycle is calculated for game users with a payment history by averaging the connection period from the date of the first payment to the date of the last connection of the relevant game users.
The Group considers a user to be an active user if the period between the game user's most recent connection date and the end of the reporting period is equal to or shorter than the expected game user's life cycle. Within the life cycle estimated in this manner, the Group estimates deferred revenue by classifying items held by active users as of the end of the reporting period by their attributes. To estimate the expected period of use, the Group analyzes behavioral patterns such as game users' payments and connections to estimate the period of use, and periodically reviews whether there are changes in these estimates.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
3. New Standards and Interpretations Adopted During the Year and Resulting Changes in Accounting Policies
The Group has applied the following standards and amendments for the first time for the annual reporting period commencing on January 1, 2025.
(1) Amendments to K-IFRS No. 1021 ‘The Effects of Changes in Foreign Exchange Rates’ - Lack of Exchangeability.
It requires an entity to assess the exchangeability of a currency and, if it is not exchangeable into another currency, to estimate the spot exchange rate and disclose relevant information. The amendments to these standards do not have a material impact on the financial statements.
4. Significant Accounting Policies
The principal accounting policies applied in the preparation of these consolidated financial statements in accordance with the K-IFRS are set out below. These policies have been consistently applied to all years presented, except if mentioned otherwise in Note 3.
(1) Consolidation
The Group has prepared the consolidated financial statements in accordance with K-IFRS No. 1110 Consolidated Financial Statements.
Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. Subsidiaries are consolidated from the date on which control is obtained by the Group. They are deconsolidated from the date on which control ceases.
The acquisition method of accounting is used to account for business combinations by the Group. The consideration transferred is measured at the fair values of the assets transferred, and identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Group recognizes any non-controlling interest in the acquired entity on an acquisition-by-acquisition basis at the non-controlling interest’s proportionate share of the acquired entity’s net identifiable assets. Acquisition-related costs are expensed as incurred.
The excess of consideration transferred, amount of any non-controlling interest in the acquired entity and acquisition-date fair value of any previous equity interest in the acquired entity over the fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the business acquired, the difference is recognized directly in the profit as a bargain purchase.
Intercompany transactions, balances and unrealized gains on transactions between consolidated companies are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the transferred asset. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(2) Segment reporting
Information of each operating segment is reported in a manner consistent with the internal business segment reporting provided to the chief operating decision-maker (Note 24). The chief operating decision-maker is responsible for allocating resources and assessing performance of the operating segments.
(3) Cash and Cash equivalents
Cash and cash equivalents include cash on hand, deposits held at call with financial institutions, and other short-term investments with original maturities of three months or less that are readily convertible to known amounts of cash.
(4) Financial Assets
(a) Classification
At initial recognition, the Group classifies its financial assets in the following measurement categories:
measured at fair value through profit or loss;
measured at fair value through other comprehensive income; and
measured at amortized cost.
The classification depends on the Group’s business model for managing the financial assets and the contractual terms of the cash flows.

For financial assets measured at fair value, gains and losses will either be recorded in profit or loss or other comprehensive income. For investments in debt instruments, this will depend on the business model in which the investment is held. The Group reclassifies debt investments when, and only when its business model for managing those assets changes.
For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income. Changes in fair value of equity instruments not elected as equity investment at fair value through other comprehensive income will be recognized in profit or loss.
(b) Measurement
At initial recognition, the Group measures a financial asset at its fair value plus, for a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.
Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(b) Measurement, Continued
(i) Debt instruments
Subsequent measurement of debt instruments depends on the Group’s business model for managing the asset and the cash flow characteristics of the asset. The Group classifies its debt instruments into one of the following three measurement categories:
Amortized cost: Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. A gain or loss on a debt investment that is subsequently measured at amortized cost and is not part of a hedging relationship is recognized in profit or loss when the asset is derecognized or impaired. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method.
Fair value through other comprehensive income: Assets that are held for collection of contractual cash flows and for selling the financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at fair value through other comprehensive income. Movements in the carrying amount are taken through other comprehensive income, except for the recognition of impairment loss (reversal of impairment loss), interest income and foreign exchange gains and losses which are recognized in profit or loss. When the financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Interest income from these financial assets is included in ‘finance income’ using the effective interest rate method. Foreign exchange gains and losses are presented in ‘finance income or costs’ and impairment losses are presented in ‘other non-operating expenses’.
Fair value through profit or loss: Assets that do not meet the criteria for amortized cost or fair value through other comprehensive income are measured at fair value through profit or loss. A gain or loss on a debt investment that is subsequently measured at fair value through profit or loss and is not part of a hedging relationship is recognized in profit or loss and presented net in the statement of profit or loss within ‘finance income or costs’ in the year in which it arises.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(b) Measurement, Continued
(ii) Equity instruments
The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments, which are held for long-term investment or strategic purpose, in other comprehensive income. There is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment.
Changes in the fair value of financial assets at fair value through profit or loss are recognized in ‘other non-operating income or expenses’ in the statement of profit or loss as applicable. Impairment loss (reversal of impairment loss) on equity investments measured at fair value through other comprehensive income are not reported separately from other changes in fair value.
(c) Impairment
The Group recognizes loss allowances for expected credit losses(“ECLs”) on:
financial assets measured at amortized cost;
debt investments measured at fair value through other comprehensive income; and
contract assets under K-IFRS No. 1115.
The Group measures loss allowances at an amount equal to lifetime ECLs, except for the following, which are measured at 12-month ECLs:
debt securities that are determined to have low credit risk at the reporting date; and
other debt securities and bank balances for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.
Loss allowances for accounts and other receivables (including lease receivables) and contract assets are always measured at an amount equal to lifetime ECLs.
When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Group’s historical experience and informed credit assessment, that includes forward-looking information.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(c) Impairment, Continued
The Group considers a financial asset to be in default when:
the debtor is unlikely to pay its obligations to the Group in full, without recourse by the Group to actions such as realizing security (if any is held); or
the financial asset is more than 90 days past due.
Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.
12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).
The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.
ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Group expects to receive). ECLs are discounted at the effective interest rate of the financial asset.
At each reporting date, the Group assesses whether financial assets carried at amortized cost and debt securities at fair value through other comprehensive income are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.
Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities at fair value through other comprehensive income, the loss allowance is charged to profit or loss.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(4) Financial Assets, Continued
(d) Recognition and Derecognition
Regular way purchases and sales of financial assets are recognized or derecognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
If a transfer does not result in derecognition because the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset in its entirety and recognizes a financial liability for the consideration received.
(e) Offsetting of financial instruments
Financial assets and liabilities are offset and the net amount reported in the consolidated statements of financial position where there is a legally enforceable right to offset the recognized amounts and there is an intention to settle on a net basis or realize the assets and settle the liability simultaneously. The legally enforceable right must not be contingent on future events and must be enforceable in the normal course of business and in the event of default, insolvency or bankruptcy of the Group or the counterparty.
(5) Accounts receivable
Account receivable are recognized initially at the amount of consideration that is unconditional, unless they contain significant financing components in which case they are recognized at fair value. Account receivable are subsequently measured at amortized cost using the effective interest method, less loss allowance.
(6) Property and Equipment
Property and equipment are initially measured at cost. The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management, and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(6) Property and Equipment, Continued
Property and equipment, subsequently, are carried at cost less accumulated depreciation and accumulated impairment losses.
Subsequent costs are recognized in the carrying amount of property and equipment at cost or, if appropriate, as a separate item if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.
Depreciation of all property and equipment, except for land, is calculated using the straight-line method to allocate their cost or revalued amounts, net of their residual values, over their estimated useful lives as follows:

Estimated Useful Lives
Computer and other equipment	4 years
Furniture and fixture	4 years
Vehicles	4 years
Leasehold improvements	(*)
Right-of-use assets	(*)

(*) The Group depreciates Right-of-use asset and the Leasehold improvements from the commencement date and the available date to the earlier date between the end of the lease term and the expiration date of Right-of-use asset’s useful life using the straight-line method.
Depreciation methods, useful lives, and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.
(7) Intangible Assets
Intangible assets, except for goodwill, are initially recognized at its historical cost, and carried at cost less accumulated amortization and accumulated impairment losses.
The Group amortizes intangible assets with a limited useful life using the straight-line method over the following periods:

Estimated Useful Lives
Software	1~3 years
Industrial property rights	10 years
Other intangible assets	1~5 years
Expenditure on research activities is recognized in profit or loss as incurred. Development expenditure is capitalized only if the expenditure can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditure is recognized in profit or loss as incurred.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(7) Intangible Assets, Continued
The Group entered into a game licensing agreement with a number of third parties to gain exclusive rights to the games developed by those companies. The license fee payments are recognized as other intangible assets and amortized over the term of the contract using the straight-line method.
(8) Impairment of Non-financial Assets
At each reporting date, the Group reviews the carrying amounts of its non-financial assets (other than contract assets, incremental costs of obtaining a contract, costs to fulfil a contract, employee benefit related assets and deferred tax assets) to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amounts to their carrying amounts.
The recoverable amount of an asset or cash generating unit (“CGU”) is the greater of its value in use and its fair value less costs to sell. Value in use is based on the estimated future cash flows, discounted to their present value using an adjusted discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized in profit or loss if the carrying amount of an asset or CGU exceeds its recoverable amount.
(9) Leases
At inception of a contract, the Group assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Group uses the definition of a lease in K-IFRS No. 1116.

(a) As a lessee
At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, the Group has elected not to separate non-lease components and account for the lease and non-lease components as a single lease component by class of underlying asset.
The Group determines the lease term as the non-cancellable period of a lease, together with both (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate the lease if the lessee is reasonably certain not to exercise that option. When the lessee and the lessor each has the right to terminate the lease without permission from the other party, the Group should consider a termination penalty in determining the period for which the contract is enforceable.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(9) Leases, Continued
(a) As a lessee, Continued
The Group recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain re-measurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.
The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:
•fixed payments, including in-substance fixed payments;
•variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•amounts expected to be payable under a residual value guarantee; and
•the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.
The lease liability is measured at amortized cost using the effective interest method. It is re-measured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(9) Leases, Continued
(a) As a lessee, Continued
When the lease liability is re-measured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zero.
The Group presents right-of-use assets that do not meet the definition of investment property in ‘Property and equipment’ and lease liabilities in ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.
The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
(b) As a lessor
At inception or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.
When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.
To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.
When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.
If an arrangement contains lease and non-lease components, then the Group applies K-IFRS No. 1115 to allocate the consideration in the contract.
The Group applies the de-recognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Group further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.
The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘non-operating income’.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(10) Financial Liabilities
(a) Classification and measurement
The Group’s financial liabilities at fair value through profit or loss are financial instruments held for trading. A financial liability is held for trading if it is incurred principally for the purpose of repurchasing in the near term. A derivative that is not designated as a hedging instruments and an embedded derivative that is separated are also classified as held for trading.
The Group classifies non-derivative financial liabilities, except for financial liabilities at fair value through profit or loss, financial guarantee contracts and financial liabilities that arise when a transfer of financial assets does not qualify for de-recognition, as financial liabilities carried at amortized cost and present as ‘accounts payable’, ‘other current liabilities’ and ‘other non-current liabilities’ in the consolidated statement of financial position.
(b) De-recognition
Financial liabilities are removed from the consolidated statement of financial position when it is extinguished; for example, when the obligation specified in the contract is discharged or cancelled or expired or when the terms of an existing financial liability are substantially modified. The difference between the carrying amount of a financial liability extinguished or transferred to another party and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss.
(11) Provisions and Contingent Liabilities
Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of the reporting period. The discount rate used to determine the present value reflects current market assessments of the time value of money and the risks specific to the liability.
In addition, when there is a possible obligation that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the entity or a present obligation that arises from past events but is not recognized because it is not probable that an outflow of resources embodying economic benefits will be required to settle the obligation or the amount of the obligation cannot be measured with sufficient reliability, a disclosure regarding the contingent liabilities is made in the notes to the financial statements.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(12) Foreign Currency Translation
(a) Functional and presentation currency
Items included in the consolidated financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.
(b) Transactions and balances
Foreign currency transactions are translated into the functional currency using the exchange rates at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the exchange rate at the reporting date are generally recognized in profit or loss. They are recognized in other comprehensive income if they relate to qualifying cash flow hedges and qualifying effective portion of net investment hedges in a foreign operation.
Exchange differences arising on non-monetary financial assets and liabilities such as equity instruments at fair value through profit or loss and equity instruments at fair value through other comprehensive income are recognized in profit or loss and other comprehensive income, respectively, as part of the fair value gain or loss.
(13) Statement of cash flows
The Group has elected to present cash flows from operating activities using the indirect method. Cash flows denominated in a foreign currency are reported using average exchange rate.
(14) Revenues from contracts with customers
The Group engages in game licensing, IP licensing and game publishing businesses.
Revenue is measured at the fair value of the consideration received or receivable for the sale of goods or rendering of services arising from the normal course of the business. Amounts recognized as revenue are net of value added taxes, returns, rebates and discounts.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription
The Group recognizes micro-transaction revenue of online and mobile games when the Group satisfies its performance obligations.
Whether the performance obligations are satisfied depends on the natures of virtual currency and in-game virtual items. Items are categorized into consumable, periodic, and permanent in-game virtual items.
Consumable in-game virtual items are items that are consumed by the specific action of a game user, and periodic in-game virtual items are items that can be used repeatedly during a specified effective period. Permanent in-game virtual items are items that can be used by game users repeatedly without an effective period.
The accounting policy on revenue recognition is described below in relation to micro-transaction revenue from the sales of virtual currency and items.
(i) Online Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
At the end of the reporting period, the Group defers the total amount of remaining virtual currency.
For consumable in-game virtual items, the related revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining amounts of virtual items owned by active paying users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items, the related revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(ii) Mobile Games
The specific method of recognizing and deferring revenue for virtual currency and consumable, periodic, and permanent items purchased with virtual currency is as follows.
Mobile game users purchase virtual currency that can be used to purchase in-game items. The Group has no refund obligation after the game users purchase virtual currency.
At the end of the reporting period, the Group defers the revenue for the remaining virtual currency possessed by active paying users.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(a) Revenue from micro-transaction and subscription, Continued
(ii) Mobile Games, Continued
For consumable in-game virtual items, revenue is recognized when the in-game virtual item is consumed. The Group defers the revenue for remaining virtual items possessed by active users within the estimated user life cycle at the end of the reporting period.
For periodic in-game virtual items with effective period, revenue is recognized ratably over the effective period. The Group defers the revenue for remaining effective period.
For permanent in-game virtual items, revenue is recognized ratably over the estimated user life cycle. The Group defers the revenue for remaining period of estimated user life cycle at the end of the reporting period.
(b) Royalties and License Fees
In connection with the Group’s online and mobile games, the Group enters into license agreements in connection with the right to access the intellectual property, such as game character images and stories. The Group believes that the agreement is a promise to provide a right to the customer to access the related IP because the Group will undertake activities that significantly affect the intellectual property to which the customer has rights, the rights granted by the license directly expose the customer to any positive or negative effects of the Group’s activities, and those activities do not result in the transfer of a good or a service to the customer as those activities occur. Therefore, the Group’s performance obligations in connection with these agreements are satisfied over time.
Since the nature of the license promise is to provide customers with access to the intellectual property of the Group during the license period, the Group's performance obligation corresponds to the performance obligation satisfied over time, and revenue is recognized over the license period. The Group recognizes revenue for the license fee through the straight-line method during the contract period, and for the running royalty revenue, the revenue is recognized on an accrual basis at the time the revenue distribution is established in accordance with the terms of the contract. When the running royalty revenue based on the contractual royalty rate and the actual revenue of the licensee exceeds the ratably recognized minimum guarantee, the excess amount is then recognized as revenue and accounts receivable.
(c) Other revenue
Other revenue consists of revenue from sales of console games, game character merchandise, animation and other services, including website development and operation services for third parties. Revenues from development and operation services for third parties are recognized over time by measuring progress towards complete satisfaction of a performance obligation.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(14) Revenues from contracts with customers, Continued
(d) Incremental costs of obtaining contract
The Group pays platform processing fees to operate mobile games on third party platforms. These fees are charged based on the game users’ purchases in cash and considered as incremental cost of obtaining contracts with customers and therefore capitalized. The Group presents these costs as prepaid expense and amortizes them to costs of revenue at the same time when the related revenue of the services provided to the game users are recognized.
(15) Current and Deferred Tax
The tax expense for the period consists of current and deferred tax. Current and deferred tax is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. The tax expense is measured at the amount expected to be paid to the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.
Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation, and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Group measures its tax balances either based on the most likely amount or the expected value, depending on which method provides a better prediction of the resolution of the uncertainty.
Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.
Deferred tax assets are recognized only if it is probable that future taxable amounts will be available to utilize those temporary differences and tax credit.
The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint arrangements, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. In addition, the Group recognizes a deferred tax asset for all deductible temporary differences arising from such investments to the extent that it is probable the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Tax assets and tax liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(16) Employee Benefits
(a) Short-term employee benefits
Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render related services. When an employee has rendered a service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.
(b) Post-employment benefits
The Group’s retirement pension plans are divided into defined contribution plans and defined benefit plans.
The Group has a defined contribution pension plan with the related contribution to the pension plan recorded as severance benefit expenses for the employees with service period over a year. The Group recognizes provision for severance benefits for the employees with service period less than a year.
A defined benefit plan is a pension plan that is not a defined contribution plan. Generally, post-employment benefits are payable after the completion of employment, and the benefit amount depends on the employee’s age, periods of service or salary levels. The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms approximating to the terms of the related obligation. Re-measurement gains and losses arising from experience adjustments and changes in actuarial assumptions are recognized in the period in which they occur, directly in other comprehensive income. Changes in the present value of the defined benefit obligation resulting from plan amendments or curtailments are recognized immediately in profit or loss as past service costs.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
4. Significant Accounting Policies, Continued
(17) Standards issued but not yet effective
A number of new standards are effective for annual periods beginning after January 1, 2025 and earlier application is permitted; however, the Group has not early adopted the new or amended standards in preparing these consolidated financial statements.
The following new and amended standards and interpretations are not expected to have a significant impact on the Group’s consolidated financial statements.
•Classification and Measurement of Financial Instruments (Amendment to K-IFRS 1109 ‘Financial Instruments’ and K-IFRS 1107 ‘Financial Instruments: Disclosures’)
•Annual Improvements to IFRS Accounting Standards
-K-IFRS 1101 ‘First-time adoption of International Financial Reporting Standards’;
-K-IFRS 1107 ‘Financial instruments: Disclosures’;
-K-IFRS 1109 ‘Financial instruments’;
-K-IFRS 1110 ‘Consolidated Financial Statements’ ; and
-K-IFRS 1007 ‘Statement of cash flows’
•K-IFRS 1118 Presentation and Disclosure in Financial Statements

5. Cash and cash equivalents
(1) Cash and cash equivalents as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Demand deposits, etc.	~~W~~	203,599,414	228,898,026
(2) The Group does not have any restricted cash and cash equivalents as of December 31, 2025 and 2024.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
6. Financial Instruments by Category

(1) Carrying amounts of financial instruments by category as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Financial assets at amortized cost
Cash and cash equivalents	~~W~~	203,599,414	228,898,026
Short-term financial instruments		415,033,514	324,304,040
Accounts receivable, net		56,318,021	81,152,458
Other receivables, net		531,784	15,557
Other current financial assets(*1)		4,332,769	6,601,519
Other non-current financial assets(*2)		3,211,881	1,766,588
Financial assets at fair value through profit or loss
Non-current financial assets measured at fair value (*3)		600,000	-
	~~W~~	683,627,383	642,738,188
Since the carrying amount is a reasonable approximation of fair value, it has been excluded from the fair value disclosure.

(*1) Other current financial assets consist of accrued income and deposits.
(*2) Other non-current financial assets consist of deposits.
(*3) Long-term financial assets measured at fair value consist of convertible bonds and are included in other non-current financial assets.

(In thousands of won)		December 31, 2025	December 31, 2024
Financial liabilities at amortized cost
Accounts payable	~~W~~	56,061,346	63,327,918
Long-term accounts payable		622,745	220,108
Accrued expenses(*1)		385,363	312,563
Other financial liabilities
lease liabilities(*2)		8,311,560	7,121,523
	~~W~~	65,381,014	70,982,112
Since the carrying amount is a reasonable approximation of fair value, it has been excluded from the fair value disclosure.

(*1) Annual leave allowance, bonus accruals, etc. that should be paid to employees are excluded.
(*2) Lease liabilities were excluded from fair value disclosures in accordance with K-IFRS No. 1107 'Financial Instruments: Disclosures.'

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
6. Financial Instruments by Category, Continued
(2) Net income(expenses) from financial instruments for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Financial assets at amortized cost
Interest income	~~W~~	15,821,425	17,058,776
Differences in foreign currency		(4,218,327)	5,813,143
		11,603,098	22,871,919
Financial assets at fair value through profit or loss
Interest income		633	-
	~~W~~	11,603,731	22,871,919

(In thousands of won)		2025	2024
Financial liabilities at amortized cost
Differences in foreign currency	~~W~~	2,220,834	(1,773,223)
Other financial liabilities
Interest expense		(281,809)	(135,377)
	~~W~~	1,939,025	(1,908,600)

(3) Fair value hierarchy
Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:
•Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
•Level 2: all inputs other than quoted prices included in level 1 that are observable (either directly that is, prices, or indirectly that is, derived from prices) for the assets or liabilities;
•Level 3: unobservable inputs for the assets or liabilities.
The fair value of financial instruments traded in an active market is determined based on the quoted market price as of the end of the reporting period. If the quoted prices are readily and regularly available through exchanges, sellers, brokers, industry groups, rating agencies or regulators and such prices represent actual market transactions that occur regularly between independent parties, they are considered active markets. These products are included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques use as much market observable information as possible and use the least amount of company-specific information. At this time, if all the significant input variables required to measure the fair value of a instrument are observable, the instrument is included in Level 2.
If more than one significant input variable is not based on observable market information, the item is included in Level 3.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
6. Financial Instruments by Category, Continued
(3) Fair value hierarchy, Continued
The valuation techniques used to measure the fair value of a financial instrument include:
- Market price or dealer price of a similar financial instrument
- The fair value of derivative instruments is determined by discounting the amount to present value using the prevailing exchange rate as of the end of the reporting period
For the other financial instruments, the Group applied other valuation techniques such as discounted cash flow, etc.

The following table presents the amounts by fair value hierarchy as of the end of the current reporting period

	Level 1	Level 2	Level 3	Total
Fair value measurements
Long-term financial assets measured at fair value	-	-	600,000	600,000

7. Accounts and Other Receivables
(1) Accounts and other receivables as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025		December 31, 2024
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Non-related party	~~W~~	55,399,927	2,904,557	78,368,067	1,577,283
Related party		1,537,483	-	3,334,062	-
Less: Loss allowance		(619,389)	(218)	(549,671)	(5,101)
Accounts and other receivables, net	~~W~~	56,318,021	2,904,339	81,152,458	1,572,182
(2) Changes in the loss allowance
of accounts and other receivables during the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025		2024
		Accounts receivables	Other receivables	Accounts receivables	Other receivables
Beginning balance	~~W~~	549,671	5,101	625,940	5,092
Bad debt expenses		757,099	(4,883)	588,809	9
Write-off		(687,381)	-	(665,078)	-
Ending balance	~~W~~	619,389	218	549,671	5,101

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
7. Accounts and Other Receivables, Continued
(3) Expected credit losses (ECLs) and credit risk exposures for accounts receivable as of December 31, 2025 and 2024 are as follows
(a) Accounts receivable

(In thousands of won)	December 31, 2025
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.90	~~W~~	56,616,891	510,464
More than 90 days ~ Less than 180 days	6.7		221,308	14,884
More than 180 days ~ Less than 270 days	87.7		41,362	36,254
More than 270 days ~ Less than 1 year	99.8		39,564	39,502
More than 1 year	100.0		18,285	18,285
		~~W~~	56,937,410	619,389

(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.43	~~W~~	81,335,050	350,478
More than 90 days ~ Less than 180 days	22.5		214,517	48,305
More than 180 days ~ Less than 270 days	87.0		12,851	11,177
More than 270 days ~ Less than 1 year	100.0		4,430	4,430
More than 1 year	100.0		135,281	135,281
		~~W~~	81,702,129	549,671

(b) Other receivables

(In thousands of won)	December 31, 2025
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.0	~~W~~	2,901,347	-
More than 90 days ~ Less than 180 days	0.0		2,992	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		218	218
		~~W~~	2,904,557	218
(In thousands of won)	December 31, 2024
	Expected loss rate(%)		Carrying amount	Loss allowance
Not due or overdue for less than 90 days	0.0	~~W~~	1,566,100	9
More than 90 days ~ Less than 180 days	0.0		6,091	-
More than 180 days ~ Less than 270 days	0.0		-	-
More than 270 days ~ Less than 1 year	0.0		-	-
More than 1 year	100		5,092	5,092
		~~W~~	1,577,283	5,101

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
7. Accounts and Other Receivables, Continued
(3) Expected credit losses (ECLs) and credit risk exposures for accounts receivable as of December 31, 2025 and 2024 are as follows, Continued:
In assessing the recoverability of accounts and other receivables, the Group considers changes in the credit rating of accounts and other receivables from the commencement of the credit to the end of the reporting period.

The Group applies simplified approach for accounts and other receivables to measure the loss allowance at an amount equal to lifetime expected credit losses. To measure the expected credit losses, accounts and other receivables are grouped based on credit risk characteristics and the duration of past due balances. ECLs are a probability-weighted estimate of credit losses. Credit losses are measured as the present value of all cash shortfalls. The Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes the Group’s historical experience and informed credit assessment, that includes forward-looking information.

8. Property and Equipment
(1) Details of property and equipment as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025			December 31, 2024
		Acquisition cost	Accumulated depreciation	Carrying amount	Acquisition cost	Accumulated depreciation	Carrying amount
Computer and other equipment	~~W~~	8,136,437	(6,638,485)	1,497,952	7,359,682	(5,965,593)	1,394,089
Furniture and fixture		1,849,592	(1,657,504)	192,088	1,844,600	(1,624,216)	220,384
Construction in- progress		-	-	-	-	-	-
Vehicles		9,101	(9,101)	-	9,101	(9,101)	-
Leasehold improvements		3,771,628	(3,027,624)	744,004	3,527,843	(2,348,905)	1,178,938
Right-of-use assets		13,489,812	(5,153,435)	8,336,377	13,087,225	(5,923,550)	7,163,675
	~~W~~	27,256,570	(16,486,149)	10,770,421	25,828,451	(15,871,365)	9,957,086
(2) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
		Computer and other equipment	Furniture and fixture	Construction in progress	Vehicles	Leasehold Improvements	Right-of-use assets	Total
Beginning balance	~~W~~	1,394,089	220,384	-	-	1,178,938	7,163,675	9,957,086
Rent Adjustment		-	-	-	-	-	21,913	21,913
Acquisitions/Capital expenditure		769,947	116,510	-	-	182,103	5,815,163	6,883,723
Depreciation		(678,634)	(142,884)	-	-	(649,593)	(4,739,765)	(6,210,876)
Disposition/Disposals/ Removals		-	(146)	-	-	-	-	(146)
Foreign exchange differences		12,550	(1,776)	-	-	32,556	75,391	118,721
Ending balance	~~W~~	1,497,952	192,088	-	-	744,004	8,336,377	10,770,421

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
8. Property and Equipment, Continued
(2) Changes in property and equipment for the years ended December 31, 2025 and 2024 are as follows:,Continued.

(In thousands of won)		2024
		Computer and other equipment	Furniture and fixture	Construction in progress	Vehicles	Leasehold Improvements	Right-of-use assets	Total
Beginning balance	~~W~~	1,536,102	266,524	1,209,024	1,328	516,972	6,620,800	10,150,750
Rent Adjustment		-	-	-	-	-	131,131	131,131
Acquisitions/Capital expenditure		474,620	130,505	-	-	11,059	4,781,383	5,397,567
Depreciation		(649,645)	(180,149)	-	(1,328)	(638,774)	(4,552,951)	(6,022,847)
Disposition/Disposals/ Removals		-	(69)	-	-	-	-	(69)
Substitution		-	-	(1,290,528)	-	1,290,528	-	-
Foreign exchange differences		33,012	3,573	81,504	-	(847)	183,312	300,554
Ending balance	~~W~~	1,394,089	220,384	-	-	1,178,938	7,163,675	9,957,086
(3) Classification of depreciation expenses in the statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Cost of revenues	~~W~~	1,923,810	1,749,867
Selling, general and administrative expenses(*)		4,287,066	4,272,980
	~~W~~	6,210,876	6,022,847
(*) The depreciation expenses recognized as the research and development included in selling, general and administrative expenses was ~~W~~25,774 thousand and ~~W~~33,388 thousand, respectively, for the years ended December 31, 2025 and 2024.
(4) As of December 31, 2025 and 2024, there are no property and equipment that are pledged as collateral for the Group’s debts.

9. Intangible Assets
(1) Details of intangible assets as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025			December 31, 2024
		Acquisition cost	Accumulated amortization(*)	Carrying amount	Acquisition cost	Accumulated amortization(*)	Carrying amount
Software	~~W~~	18,703,053	(15,393,040)	3,310,013	16,535,808	(14,751,681)	1,784,127
Patents		2,092,881	(1,004,003)	1,088,878	1,745,310	(863,134)	882,176
Other intangible assets		9,873,018	(7,114,976)	2,758,042	10,196,274	(5,806,029)	4,390,245
	~~W~~	30,668,952	(23,512,019)	7,156,933	28,477,392	(21,420,844)	7,056,548

(*) Accumulated amortization includes the amount of accumulated impairment loss.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
9. Intangible Assets, Continued
(2) Changes in intangible assets for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	1,784,127	882,176	4,390,245	7,056,548
Acquisitions/Capital expenditure		3,202,784	353,193	1,511,103	5,067,080
Amortization		(1,676,787)	(142,032)	(2,789,435)	(4,608,254)
Disposals		-	(4,459)	(67)	(4,526)
Impairment(*)		-	-	(52,570)	(52,570)
Miscellaneous		-	-	(314,000)	(314,000)
Foreign exchange differences		(111)	-	12,766	12,655
Ending balance	~~W~~	3,310,013	1,088,878	2,758,042	7,156,933

(*) The Group recognized W52,570 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2025.

(In thousands of won)		2024
		Software	Patents	Other intangible assets	Total
Beginning balance	~~W~~	2,780,930	624,867	2,964,162	6,369,959
Acquisitions/Capital expenditure		378,818	369,387	3,758,303	4,506,508
Amortization		(1,381,774)	(112,078)	(1,717,116)	(3,210,968)
Disposals		-	-	(2,839)	(2,839)
Impairment(*)		-	-	(614,741)	(614,741)
Foreign exchange differences		6,153	-	2,476	8,629
Ending balance	~~W~~	1,784,127	882,176	4,390,245	7,056,548

(*) The Group recognized ~~W~~614,741 thousand of impairment loss as carrying amount of the other intangible assets exceeded recoverable amount as of December 31, 2024.
(3) Classification of amortization in the statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Cost of revenues	~~W~~	2,568,805	935,620
Selling, general and administrative expenses(*)		2,039,449	2,275,348
	~~W~~	4,608,254	3,210,968
(*) The amortization recognized as the research and development included in selling, general and administrative expenses was ~~W~~441,653 thousand and ~~W~~528,382 thousand, respectively, for the years ended December 31, 2025 and 2024.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
10. Other non-current assets

(In thousands of won)		December 31, 2025	December 31, 2024
Prepaid Expenses(*)	~~W~~	14,645,888	8,131,937
Others		555,121	319,506
	~~W~~	15,201,009	8,451,443

(*) It consists of minimum guaranteed royalties and technical support fees.

11. Employee Benefit
The expenses recognized in relation to defined contribution plan for the years ended December 31, 2025 and 2024 are ~~W~~2,892,930 thousand and ~~W~~2,654,583 thousand, respectively. In addition, expenses related to defined benefit plans amounting to ~~W~~146,104 thousand are included in other non-current liabilities as of December 31, 2025.

12. Commitments
(1) The Group has entered into license agreements with various third-party game developers to secure exclusive rights to publish the games developed by the third-party developers. Upfront license fees paid are capitalized and recognized as other intangible assets and minimum guaranteed royalties are capitalized and recognized as other non-current assets. Purchase obligations for future acquisition related to the above agreements which were not recognized as liabilities as of December 31, 2025 and 2024 are ~~W~~2,713,461 thousand and ~~W~~4,835,726 thousand, respectively.
(2) As of the end of the current period, the Group is provided with payment guarantees of ~~W~~110,400 thousand from Seoul Guarantee Insurance Co., Ltd. In connection with the performance of contracts, etc.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
13. Share Capital and Capital Surplus
(1) Details of common shares as of December 31, 2025 and 2024 are as follows:

(In won and in number of shares)		December 31, 2025	December 31, 2024
Number of authorized shares		40,000,000	40,000,000
Value per share	~~W~~	500	500
Number of shares issued		6,948,900	6,948,900
Common shares	~~W~~	3,474,450,000	3,474,450,000

(2) Details of capital surplus as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Additional paid-in capital	~~W~~	25,292,211	25,292,211
Other capital surplus		1,687,150	1,687,150
	~~W~~	26,979,361	26,979,361
(3)Details of other components of equity as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Foreign currency translation adjustments	~~W~~	25,489,648	23,784,631
Re-measurements of defined benefit liability		33,398	15,920
	~~W~~	25,523,046	23,800,551

(4)Details of retained earnings as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Unappropriated retained earnings	~~W~~	580,881,573	513,417,859

(5) According to the Parent Company's Articles of Incorporation, the Parent Company may issue 2,000,000 shares of preferred stock without voting rights, and there are no preferred shares issued as of December 31, 2025.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
14. Revenue from Contracts with Customers
(1) Details of revenue from contracts with customers based on the service contract type and the timing of satisfaction of performance obligations are as follows:

(In thousands of won)		2025	2024
Service contract
Micro-transaction and subscription revenue	~~W~~	481,016,060	409,950,571
- Online Game		76,874,527	61,425,023
- Mobile Game		404,141,533	348,525,548
Royalties and license fees		64,557,573	72,714,536
- Online Game		13,464,207	15,564,108
- Mobile Game		51,093,366	57,150,428
Others revenue		14,973,812	18,180,013
	~~W~~	560,547,445	500,845,120
Timing of satisfaction of performance obligations
At a point in time		669,722	111,219
Over time		559,877,723	500,733,901
	~~W~~	560,547,445	500,845,120
(2) Accounts receivable, incremental costs of obtaining a contract and contract liabilities related to contracts with customers as of December 31, 2025 and December 31, 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Accounts receivable	~~W~~	56,318,021	81,152,458
Incremental costs of obtaining a contract (Prepaid expenses)		1,825,802	2,385,905
Contract liabilities (Deferred revenue)		21,910,221	29,332,594
Micro-transaction and subscription revenue		19,787,112	25,290,276
Royalties and license fees		2,094,611	4,037,318
Others revenue		28,498	5,000

(3) Contract liabilities
Revenue recognized in the current period that was included in the contract liability balance at the beginning of FY2025 was ₩26,760,732 thousand (FY2024 : ₩18,089,771 thousand). This consists of ₩25,290,276 thousand from paid content, ₩1,465,457 thousand from licenses, and ₩5,000 thousand from others (FY2024: ₩17,158,516 thousand from paid content, ₩641,255 thousand from licenses, and ₩290,000 thousand from others).

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
14. Revenue from Contracts with Customers, Continued
(4) Transaction price allocated to unsatisfied performance obligations as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Micro transaction and subscription revenue	~~W~~	19,787,112	25,290,276
- Online Game		11,691,196	10,822,217
- Mobile Game		8,095,916	14,468,059
Royalties and license fees		2,094,611	4,037,318
- Online Game		100,381	448,348
- Mobile Game		1,994,230	3,588,970
Others revenue		28,498	5,000
	~~W~~	21,910,221	29,332,594

The Group’s management expects to recognize 98.1% (~~W~~21,500,469 thousand) of the transaction price allocated to contracts that have not been performed as of December 31, 2025 as revenue within 12 months. The remaining 1.9% (~~W~~409,752 thousand) is expected to be recognized as revenue thereafter. The amounts disclosed above do not include variable consideration which is constrained.
(5) Details of incremental costs of obtaining a contract recognized as assets as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Incremental costs of obtaining a contract recognized as at the reporting period-end	~~W~~	1,825,802	2,385,905
Incremental costs of obtaining a contract recognized as cost of revenues		2,385,905	1,556,590

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
15. Classification of expenses by nature
Details of classification of expenses by nature for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Fees and commissions	~~W~~	346,781,636	293,302,275
Bad debt expenses		752,216	588,818
Advertising expenses		44,737,519	38,731,094
Salaries		55,455,370	50,091,764
Outsourcing expenses		7,415,128	9,214,740
Rent		1,610,384	1,379,987
Employee benefits		5,056,647	4,538,213
Post-employment benefits		3,691,970	3,021,659
Depreciation		6,210,876	6,022,847
Amortization		4,608,254	3,210,968
Others		5,197,943	4,554,065
	~~W~~	481,517,943	414,656,430

Total expenses consist of cost of sales, selling, general and administrative expenses.

16. Selling, General and Administrative Expenses
Details of the selling, general and administrative expenses for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Fees and commissions	~~W~~	17,914,109	14,613,156
Bad debt expenses		752,216	588,818
Advertising expenses		44,737,519	38,731,094
Salaries		26,562,266	22,990,995
Outsourcing expenses		2,366,202	1,952,620
Rent		888,668	773,168
Employee benefits		2,804,397	2,384,507
Post-employment benefits		1,327,110	1,180,912
Depreciation		4,261,292	4,239,592
Amortization		1,597,796	1,746,966
Research and development		10,326,126	15,262,000
Others		3,712,676	3,289,536
	~~W~~	117,250,377	107,753,364

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
17. Finance Income and Costs
(1) Details of finance income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Finance income
Interest income	~~W~~	15,822,058	17,058,776
Unrealized foreign currency gain		2,323,012	3,579,314
Gain on foreign currency transactions		6,453,921	10,250,899
	~~W~~	24,598,991	30,888,989

(2) Details of finance costs for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Finance costs
Interest expense	~~W~~	281,809	135,377
Unrealized foreign currency loss		4,520,987	2,025,902
Loss on foreign currency transactions		6,253,439	7,764,391
	~~W~~	11,056,235	9,925,670

18. Other Non-Operating Income and Expenses
(1) Details of other non-operating income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Gain on disposal of property and equipment	~~W~~	4,107	8,085
Miscellaneous gain		308,658	780,813
	~~W~~	312,765	788,898
(2) Details of other non-operating expenses for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Loss on disposal of property and equipment	~~W~~	146	6,112
Loss on disposal of intangible assets		4,459	-
Impairment loss on intangible assets		52,570	614,741
Impairment loss on other non-current assets		1,876,212	962,025
Miscellaneous loss		12,973	10,995
	~~W~~	1,946,360	1,593,873

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
19. Income tax expense
(1) Details of income tax expense for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Current tax expense
Current year	~~W~~	24,778,320	22,198,761
Deferred tax expense
Changes in net deferred tax assets		(1,148,986)	(753,935)
Income tax expense	~~W~~	23,629,334	21,444,826
(2) The differences between the tax expense on the Group’s profit before tax and the amount that would arise using the statutory tax rates applicable to profits of the entities are as follows:

(In thousands of won)		2025	2024
Profit before income tax expense	~~W~~	90,938,663	106,347,034
Income tax using the statutory tax rate of each country		18,480,048	19,749,419
Adjustments:
Expenses not deductible for tax purposes		333,220	481,370
Non taxable income		(676,499)	(349,774)
Foreign tax payment		5,807,422	6,321,917
Utilization of previously unrecognized tax losses		(87,609)	(298,451)
Tax credit		(1,820,981)	(1,413,463)
Corporate tax on unappropriated earnings		-	94,943
Changes in deferred tax liabilities related to investment in subsidiaries		599,509	(1,058,223)
Others		994,224	(2,082,912)
Total Adjustment		5,149,286	1,695,407
Income tax expense	~~W~~	23,629,334	21,444,826
Effective tax rate		26%	20%

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
19. Income tax expense, Continued
(3) Details of the changes in deferred tax assets (liabilities) for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025			2024
		Beginning balance	Increase (Decrease)	Ending balance	Beginning balance	Increase (Decrease)	Ending balance
Property and equipment	~~W~~	177,324	(104,004)	73,320	51,166	126,158	177,324
Intangible assets		82,574	127,828	210,402	665,063	(582,489)	82,574
Other non-current assets		14,096	28,809	42,905	24,999	(10,903)	14,096
Accounts Payable		1,769,785	410,744	2,180,529	1,518,055	251,730	1,769,785
Accrued expenses		311,585	167,030	478,615	282,091	29,494	311,585
Deferred revenue		82,573	402,937	485,510	355,434	(272,861)	82,573
Allowance for doubtful account		57,036	32,815	89,851	1,178,980	(1,121,944)	57,036
Other non-current liabilities		77,813	7,211	85,024	81,970	(4,157)	77,813
Lease		(16,073)	2,366	(13,707)	(38,046)	21,973	(16,073)
Investment in subsidiaries		(1,198,385)	(537,967)	(1,736,352)	(2,368,565)	1,170,180	(1,198,385)
Others		(261,285)	593,938	332,653	881,670	(1,142,955)	(261,285)
Subtotal		1,097,043	1,131,707	2,228,750	2,632,817	(1,535,774)	1,097,043
Deferred tax due to carry-forward losses		1,149,059	(862,428)	286,631	701,138	447,921	1,149,059
Deferred tax due to tax credit carry-forward		2,077,705	879,707	2,957,412	235,916	1,841,789	2,077,705
Deferred tax assets(*)	~~W~~	5,617,488	1,591,657	7,209,145	5,952,133	(334,645)	5,617,488
Deferred tax liabilities		(1,293,681)	(442,671)	(1,736,352)	(2,382,262)	1,088,581	(1,293,681)

(*) The future realizability of deferred tax assets is assessed by taking into consideration various factors such as each subsidiary’s performance, the overall economic environment and industry outlook, expected future earnings, and deductible period of tax credit carry-forward and carry-forward losses. The Group periodically reviews these matters, and has recognized deferred tax assets related to temporary differences, tax loss carryforward and tax credit carryforwards, based on the likelihood of each subsidiary’s future taxable income as at December 31, 2025. This amount may change if the estimate for future taxable income changes.

(4) Details of unused tax loss carryforwards and unused tax credit carry-forwards that are not recognized as deferred income tax assets as of December 31, 2025 are as follows:

(In thousands of won)
Year of expiration		Unused loss carryforwards	Unused tax credit carryforwards
2026		2,002,452	175,371
2027		352,039	202,218
2028		2,134,171	520,368
2029		347,955	402,380
2030		220,510	412,486
After 2030		11,091,460	541,141
Total	~~W~~	16,148,587	2,253,964

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
19. Income tax expense, Continued
(5)As of December 31, 2025 the Group has not recognized deferred tax assets and deferred tax liabilities for deductible temporary differences of ₩29,704,307 thousand (December 31, 2024: ₩22,504,425 thousand) and taxable temporary differences of ₩108,844,768 thousand (December 31, 2024: ₩102,570,411 thousand) associated with investments in subsidiaries, etc., as it is not probable that these will reverse in the foreseeable future.

(6)The gross balances of deferred tax assets and liabilities for the years ended December 31, 2025 and 2024, is as follows:

(In thousands of won)		2025	2024
Deferred tax assets
- Deferred tax assets to be recovered after more than 12 months	~~W~~	1,772,848	2,783,985
- Deferred tax assets to be recovered within 12 months		7,671,394	5,725,147
Sub-total		9,444,242	8,509,132
Deferred tax liabilities
- Deferred tax liabilities to be recovered after more than 12 months		(870,902)	(1,018,806)
- Deferred tax liabilities to be recovered within 12 months		(3,100,547)	(3,166,519)
Sub-total		(3,971,449)	(4,185,325)
Deferred tax assets (liabilities), net	~~W~~	5,472,793	4,323,807
(7)The impact of the global minimum tax
Under the Pillar Two legislation, the Group is liable to pay top-up tax for the difference between the GloBE effective tax rate and the minimum tax rate of 15% for each jurisdiction where its constituent entities are located. For all entities within the Group, except for Gravity Game Vision Limited operating in Hong Kong, the GloBE effective tax rate in their respective jurisdictions exceeds 15%. In the case of Hong Kong, the Group has recognized KRW 724,851 thousand as current income tax expense for Pillar Two income taxes in accordance with the local Qualifying Domestic Minimum Top-up Tax (QDMTT), and has applied the exception to the recognition and disclosure of related deferred tax assets and liabilities.

20. Earnings per share
Basic earnings per share is calculated by dividing the profit attributable to owners of the Parent by the weighted average number of common shares outstanding each year.

(1)Basic earnings per share

(In thousands won and in number of shares)		2025	2024
Profit attributable to owners of the Parent	~~W~~	67,463,714	84,919,277
Weighted average outstanding shares of common shares		6,948,900	6,948,900
Basic earnings per share(in won)	~~W~~	9,709	12,221

20. Earnings per share, Continued

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
(2) Diluted earnings per share
As of and for the years ended December 31, 2025 and 2024, the Parent Company does not have outstanding dilutive potential ordinary shares. Accordingly, the diluted earnings per share for the years ended December 31, 2025 and 2024 are the same as the basic earnings per share.

21. Cash flow information
(1) Adjustments for calculating cash generated from operations for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Adjustments for:
Depreciation	~~W~~	6,210,876	6,022,847
Amortization		4,608,254	3,210,968
Bad debt expense		752,216	588,818
Unrealized foreign currency loss		4,520,987	2,025,902
Interest expense		281,809	135,377
Loss on disposal of property and equipment		146	6,112
Loss on disposal of intangible assets		4,459	-
Impairment loss on intangible asset		52,570	614,741
Impairment loss on other non-current assets		1,876,212	962,025
Retirement benefit expenses		352,478	127,554
Income tax expense		23,629,334	21,444,826
Unrealized foreign currency gain		(2,323,012)	(3,579,314)
Gain on disposal of property and equipment		(4,107)	(8,085)
Interest income		(15,822,058)	(17,058,776)
	~~W~~	24,140,164	14,492,995

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
21. Cash flow information, Continued
(2) Changes in assets and liabilities arising from operating activities for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Accounts receivable	~~W~~	22,169,171	(1,886,253)
Other receivables		(1,249,445)	2,747,905
Prepaid expenses		(5,524,105)	(4,492,818)
Other current assets		102,544	(123,527)
Other non-current assets		(3,956,325)	(2,318,065)
Accounts payable		(9,509,079)	(2,879,054)
Deferred revenue		(7,616,862)	5,983,805
Withholding		276,014	(1,546,052)
Accrued expenses		(64,789)	225,700
Long-term deferred revenue		(3,409)	467,191
	~~W~~	(5,376,285)	(3,821,168)

(a)Significant non-cash transactions for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Reclassification of prepayment to intangible assets	~~W~~	129,798	212,220
Increase in accounts payable relating to the acquisition of software		2,046,400	292,480
Increase in accounts payable relating to the acquisition of other intangible assets		724,639	2,556,979
Increase in accounts payable relating to the acquisition of other non-current assets		4,450,200	-
Acquisition of right-of-use assets		5,837,076	4,912,514

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
21. Cash flow information, Continued
(4) Changes in liabilities arising from financing activities for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Beginning of the year	~~W~~	7,121,523	6,562,398
Cash flows used in financial activities – payment of lease liabilities		(4,514,664)	(4,525,288)
Cash flows used in operating activities – Interest paid		(271,969)	(130,027)
Non-cash transactions:
Acquisitions – leases		5,628,116	4,912,514
Interest expense		271,969	130,027
Others		-	(17,059)
Translation difference		76,585	188,958
Ending of the year	~~W~~	8,311,560	7,121,523

22. Leases
The Group leases offices, vehicles and others. The leases typically run for a period of 1~ 5 years with an option to renew or terminate the lease after that date. There are no restrictions or covenants imposed to leases, but the lease assets are not provided as collateral for borrowings.
(1)Details of right-of-use assets and lease liabilities recognized in the consolidated statements of financial position as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Right-of-use assets(*1)
Offices	~~W~~	8,262,427	6,250,151
Vehicles		-	121,449
Others		73,950	792,075
	~~W~~	8,336,377	7,163,675
Lease liabilities(*2)
Current		3,588,778	3,179,423
Non-current		4,722,782	3,942,100
	~~W~~	8,311,560	7,121,523

(*1) Right-of-use assets are included in the ‘Property and equipment’ in the consolidated statement of financial position.
(*2) Lease liabilities are included in the ‘Other current liabilities’ and ‘Other non-current liabilities’ in the consolidated statement of financial position.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
22. Leases, Continued
(2) Changes in right-of-use assets for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025
		Offices	Vehicles	Others	Total
Balance as of January 1, 2025	~~W~~	6,250,151	121,449	792,075	7,163,675
Depreciation		(3,376,491)	(121,449)	(1,241,825)	(4,739,765)
Reassessment		21,913	-	-	21,913
Acquisitions		5,056,574	-	758,589	5,815,163
Translation difference		310,280	-	(234,889)	75,391
Balance as of December 31, 2025	~~W~~	8,262,427	-	73,950	8,336,377

(In thousands of won)		2024
		Offices	Vehicles	Others	Total
Balance as of January 1, 2024	~~W~~	4,720,419	367,030	1,533,351	6,620,800
Depreciation		(3,209,666)	(245,581)	(1,097,704)	(4,552,951)
Reassessment		7,470	-	123,661	131,131
Acquisitions		4,574,637	-	206,746	4,781,383
Translation difference		157,291	-	26,021	183,312
Balance as of December 31, 2024	~~W~~	6,250,151	121,449	792,075	7,163,675

(a)Details of amounts recognized in the consolidated statements of comprehensive income for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Interest expense relating to lease liabilities (included in finance cost)	~~W~~	271,969	130,027
Expense relating to short-term leases		150,174	50,460
Expense relating to leases of low-value assets excluding short-term leases		44,930	47,082
(b)Details of amounts recognized in the consolidated statement of cash flows for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Total cash outflows of leases	~~W~~	4,981,737	4,752,857

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
23. Financial Risk Management

The Group’s operating activities expose itself to a variety of financial risks: market risk, credit risk and liquidity risk from which the Group’s risk management program focuses on minimizing any adverse effects on its financial performance. The Group operates financial risk management policies and programs that closely monitor and respond to each risk factor.
(1)Capital Risk Management
The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern, so the Group can continue to provide returns and benefits for shareholders and to maintain an optimal capital structure to reduce the cost of capital. The Group monitors capital on the basis of the debt ratio. This ratio is calculated as total debt divided by total capital. The debt ratios as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Total Liabilities	~~W~~	105,295,102	118,095,483
Total Equity		637,366,761	568,363,459
Debt ratio		17%	21%
(2) Market Risk
(a) Foreign exchange risk
The Group is exposed to foreign exchange risk arising from royalty revenues and commission payment primarily with respect to the US dollar etc. The Group’s financial assets and liabilities are exposed to foreign currency risk as of December 31, 2025 and 2024 are as follows:

(In thousands of won, in foreign currencies)
	December 31, 2025
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	74,570,304	18,911,133		107,126,784	27,137,706
JPY	309,989,470	44,698,337		2,844,559	410,165
EUR	27,179	45,155		45,815	76,139
IDR	9,851,056	711,971,835		843	61,201
THB	21,131	-		964	-
VND	6,026,400	-		329	-
HKD	197,522	-		36,617	-
MYR	-	24,358		-	8,607
GBP	-	7,182		-	13,888
			~~W~~	110,055,911	27,707,706

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
23. Financial Risk Management, Continued
(2) Market Risk, Continued
(a) Foreign exchange risk

(In thousands of won, in foreign currencies)
	December 31, 2024
	Assets in foreign currency	Liabilities in foreign currency		Assets in Korean Won	Liabilities in Korean Won
USD	70,136,599	29,286,354		103,021,478	43,009,052
JPY	496,929,791	56,100,772		4,653,649	525,373
EUR	27,925	32,910		42,689	50,310
IDR	9,851,056	522,083,448		897	47,558
THB	21,131	-		909	-
VND	6,026,400	-		348	-
HKD	141,271	-		26,727	-
			W	107,746,697	43,632,293

The Group measures foreign exchange risk at the exchange rate of 10% for each foreign currency, and the rate of change reflects the management's assessment of the risk of exchange rate fluctuation that can be reasonably experienced. The effects of changes in foreign currency exchange rate on profit before income tax for the years ended of December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025		2024
		Increased by 10%	Decreased by 10%	Increased by 10%	Decreased by 10%
USD	~~W~~	7,998,908	(7,998,908)	6,001,243	(6,001,243)
JPY		243,439	(243,439)	412,828	(412,828)
Others		(7,527)	7,527	(2,630)	2,630
Total	~~W~~	8,234,820	(8,234,820)	6,411,441	(6,411,441)

The sensitivity analysis is based on monetary assets and liabilities denominated in foreign currencies other than the functional currency at the end of the reporting period.
(b) Interest rate risk
There are no borrowings under variable interest rate conditions as of December 31, 2025 and 2024.
(c) Price risk
There are no assets and liabilities exposed to price risk as of December 31, 2025 and 2024.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
23. Financial Risk Management, Continued
(3) Credit Risk
Credit risk arises from normal trading and investing activities and occurs when a customer or a counterparty fails to comply with the terms of the contract. In order to manage these credit risks, the Group regularly evaluates the creditworthiness of customers based on their financial condition, past experiences and other factors.
The carrying amounts of financial assets represent their maximum exposure to credit risk. The maximum exposure to credit risk of the Group as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025	December 31, 2024
Cash and cash equivalents	~~W~~	203,599,414	228,898,026
Short-term financial instruments		415,033,514	324,304,040
Accounts receivable, net		56,318,021	81,152,458
Other receivables, net		531,784	15,557
Other current financial assets		4,332,769	6,601,519
Other non-current financial assets		3,811,881	1,766,588
	~~W~~	683,627,383	642,738,188

Cash and cash equivalents and short-term financial instruments are deposited in financial institutions with strong credit ratings. Accounts receivable is mainly due from payment processing companies and platform service providers, which the Group believes have low levels of credit risk.
(4) Liquidity Risk
Liquidity risk management includes the maintenance of sufficient cash and marketable securities, the availability of funds from appropriately committed credit lines, and the ability to settle market positions. The cash flows included in the maturity classification, based on the remaining period to the contractual maturity date, are undiscounted expected cash outflows. The amount due within 12 months is the same as the carrying amount since the effect of the discount is not material. The following table summarizes the financial liabilities of the Group by maturity according to the remaining period from the end of the reporting period to the contractual maturity date.

(In thousands of won)		December 31, 2025
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	56,684,091	55,482,961	578,385	622,745	-	56,684,091
Accrued expense		385,363	385,363	-	-	-	385,363
Other liabilities (*)		8,311,560	1,168,483	2,616,070	2,620,202	2,268,795	8,673,550
	~~W~~	65,381,014	57,036,807	3,194,455	3,242,947	2,268,795	65,743,004

(*) Other liabilities as of December 31, 2025 consist of lease liabilities.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
23. Financial Risk Management, Continued
(4) Liquidity Risk, Continued

(In thousands of won)		December 31, 2024
		Carrying value	Less than 3 months	3 months to 1 year	1 to 2 years	2 to 4 years	Total
Accounts payable	~~W~~	63,548,026	63,152,918	175,000	220,108	-	63,548,026
Accrued expense		312,563	312,563	-	-	-	312,563
Other liabilities (*)		7,121,523	1,045,979	2,303,030	1,849,686	2,249,389	7,448,084
	~~W~~	70,982,112	64,511,460	2,478,030	2,069,794	2,249,389	71,308,673

(*) Other liabilities as of December 31, 2024 consist of lease liabilities.

24. Segment information
(1) Operating segments
The Group determines its operating segments by establishing strategic decisions. Chief operating decision maker (“CODM”) reviews operating profit by each segment in order to make decisions regarding the resources to be allocated to the segment and to evaluate the performance of the segment.
The reportable segments of the Group are in line with the organizational structure and the review of operations by the CEO, who is the Chief operating decision maker, and they include mobile, online, and others.
The Group assesses the performance of its operating segments based on its operating profit or loss, which does not differ from operating profit reported on the consolidated statement of comprehensive income except for inter-segment transactions. The segment information for the years ended December 31, 2025 and 2024 is as follows.

(In thousands of won)		2025
		Online	Mobile	Others	Total	Inter-segment eliminations(*)	Total
Revenue	~~W~~	107,418,488	537,769,535	32,004,893	677,192,916	-	-
Intersegment Revenue		17,079,754	82,534,636	17,031,081	116,645,471	(116,645,471)	-
External Revenue		90,338,734	455,234,899	14,973,812	560,547,445	-	560,547,445
Depreciation/ amortization		2,370,951	3,165,330	5,282,849	10,819,130	-	10,819,130
Operating profit		30,760,250	54,351,513	(6,082,261)	79,029,502	-	79,029,502

(*) The Group reflects inter-segment eliminations as adjustments.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
24. Segment information, Continued
(1) Operating segments, Continued
Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.

(In thousands of won)		2024
		Online	Mobile	Others	Total	Inter-segment eliminations(*)	Total
Revenue	~~W~~	90,831,926	465,026,162	23,962,894	579,820,982	-	-
Intersegment Revenue		13,842,795	59,350,186	5,782,881	78,975,862	(78,975,862)	-
External Revenue		76,989,131	405,675,976	18,180,013	500,845,120	-	500,845,120
Depreciation/ amortization		1,725,385	2,699,388	4,809,042	9,233,815	-	9,233,815
Operating profit		34,536,608	55,603,941	(3,951,859)	86,188,690	-	86,188,690

(*) The Group reflects inter-segment eliminations as adjustments.
Other profit or loss items that do not constitute operating profit (loss) are not separately disclosed as they are not reviewed by the chief operating decision maker by operating segment.
(2) Revenue from external customers by country for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025(*)	2024(*)
Taiwan	~~W~~	133,721,000	114,409,543
Korea		38,865,080	53,142,360
Thailand		53,395,034	61,781,458
Japan		27,643,837	18,856,828
United States of America		52,691,155	34,652,880
Philippines		52,682,655	58,926,548
Indonesia		85,061,358	32,373,482
Malaysia		18,001,413	26,360,680
Brazil		23,475,213	26,433,674
Hong Kong		20,159,064	17,255,442
Other		54,851,636	56,652,225
		560,547,445	500,845,120

(*) Revenue was attributed to the country based on the customer's location and royalty revenue was attributed to the country where the end user's payment was made.

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
24. Segment information, Continued
(3) Non-current assets by geographical regions as of December 31, 2025 and 2024 are as follows:

(In thousands of won)		December 31, 2025(*)	December 31, 2024(*)
Korea	~~W~~	25,904,333	18,990,332
Overseas		7,224,030	6,474,745
Total	~~W~~	33,128,363	25,465,077

(*) The amounts are exclusive of financial assets and deferred tax assets.
(4) There was no customer who represents more than 10% of revenue in the mobile segment for the year ended December 31, 2024 and December 31, 2025

25. Related Party Transactions
(1) Related parties of the Group include entities and individuals capable of exercising control or significant influence over the Group. Related parties include Gung Ho Online Entertainment, Inc. (the controlling shareholder with 59.31% of common shares), its subsidiaries, management and their immediate families.
(2) Account balances with related party
Balances of receivables and payables with related party as of December 31, 2025 and 2024 are as follows:

(In thousands of won)			December 31, 2025		December 31, 2024
Related party	Name of entity		Receivables	Payables	Receivables	Payables
Parent Company	GungHo Online Entertainment, Inc.	~~W~~	1,536,467	2,700	3,333,489	2,755
Other	Gungho Online Entertainment America.		1,016	773	573	97,210
	Total	~~W~~	1,537,483	3,473	3,334,062	99,965

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
25. Related Party Transactions, Continued
(3) Transactions with related parties
The details of transactions with related party for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)			2025
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	21,346,669	483,823	149,808
Other	GungHo Online Entertainment America.		7,241	-	-
		~~W~~	21,353,910	483,823	149,808

(In thousands of won)			2025
			Purchases
Related party	Name of entity		Royalty	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	16,764
Other	GungHo Online Entertainment America.		10,093	-
		~~W~~	10,093	16,764

(In thousands of won)			2024
			Revenues
Related party	Name of entity		Royalty	Commission	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	16,550,535	682,115	-
Other	GungHo Online Entertainment America		559	-	-
		~~W~~	16,551,094	682,115	-

(In thousands of won)			2024
			Purchases
Related party	Name of entity		Royalty	Other
Parent company	GungHo Online Entertainment, Inc.	~~W~~	-	15,946
Other	GungHo Online Entertainment America.		92,326	92,322
		~~W~~	92,326	108,268

25. Related Party Transactions, Continued
(4) Other transactions with related parties

GRAVITY CO., LTD. and Subsidiaries
Notes to the Consolidated Financial Statements

As of December 31, 2025 and 2024
No financing transactions were made with related parties for the years ended December 31, 2025 and 2024.
(5) Key management personnel compensation
The compensation given to key management personnel (registered directors) for the years ended December 31, 2025 and 2024 are as follows:

(In thousands of won)		2025	2024
Salaries	~~W~~	2,658,549	2,264,113